September 30, 2020

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

United States

Attention: Messrs. Coleman and Rodriguez, Division of Corporate Finance, Office of Energy & Transportation.

Re:	Caledonia Mining Corporation Plc
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed March 31, 2020
File No. 000-38164

Dear Messrs. Coleman and Rodriguez,

We request an extension to our proposed response date of September 30, 2020 as our geological team is in the process of compiling a new technical report and reconciling geological data to support our response to you. We believe we will be in a position to provide you with a response by October 31, 2020.

Please contact the undersigned by telephone at +44 1534 679 800 or by email at marklearmonth@caledoniamining.com should you wish to discuss.

On behalf of the Company,

/s/Mark Learmonth
___________________________

Mark Learmonth

(Chief Financial Officer – Caledonia Mining Corporation Plc)

Registered Office: Caledonia Mining Corporation Plc

B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands, JE2 3EF

info@caledoniamining.com | | www.caledoniamining.com

Directors: Leigh Wilson (Chairman), Steve Curtis, Johan Holtzhausen,

John Kelly, Mark Learmonth, John McGloin, Nick Clarke